Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – January to March 2021

Mumbai, April 5, 2021: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which is self-explanatory.

This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for January to March 2021

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN - MAR 2020	JAN - MAR 2021	JAN - MAR 2020	JAN - MAR 2021	JAN - MAR 2020	JAN - MAR 2021
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	25934	48732	19886	48408	70	185
UVC	NEXON	11225	25087	9922	24837	271	183
UV2	SAFARI, HARRIER, SUMO	2996	10668	1992	10612	10	11
UV3	HEXA	178	0	198	0	0	0
V1	MAGIC EXPRESS	482	852	931	853	34	0
V2	MAGIC, MAGIC IRIS	109	28	9	0	160	133
N1- A1	ACE, ACE EX, ACE Zip	25599	29400	24511	30703	1337	1441
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	3679	20640	5630	18544	1259	1934
M2- A1	Buses Fully Built, Buses Chassis	688	284	76	341	109	9
M2- A2	Buses Fully Built, Buses Chassis	895	525	1368	419	0	0
N2- A1	Tippers, Haulage	1293	2135	1485	2290	140	455
N2- A2	Tippers, Haulage	4545	4816	2187	4000	315	511
N2- A3	Tippers, Haulage	1328	3155	868	1223	502	537
N2- A4	Tippers, Haulage	1242	4760	1358	4732	152	492

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN - MAR 2020	JAN - MAR 2021	JAN - MAR 2020	JAN - MAR 2021	JAN - MAR 2020	JAN - MAR 2021
M3-A1	Buses Fully Built, Buses Chassis	823	383	0	513	0	0
M3- A2	Buses Fully Built, Buses Chassis	589	0	0	0	104	79
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	1768	1178	2125	312	605	288
M3-C1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	1037	946	792	533	452	285
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	341	0	1014	444	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	113	0	40	0	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	1625	0	2290	717	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	2853	6574	1000	1427	26	68
N3- A2	Tippers, Haulage	1413	0	1318	3699	814	1227
N3- A3	Tippers, Haulage	579	0	2782	5509	2	0
N3- B1(a)	Tippers, Haulage	3954	5245	3625	0	435	886
N3- B1(b)	Tippers, Haulage	2456	17330	1690	7107	108	59
N3- B1(c)	Tippers, Haulage	614	0	1496	3715	0	1
N3- B1(d)	Tippers, Haulage	743	0	1142	2334	0	0
N3- B1(e)	Tippers, Haulage	467	0	961	4389	16	11
N3- B2(a)	Tractors with suitable Trailers	0	0	0	11	0	0

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN - MAR 2020	JAN - MAR 2021	JAN - MAR 2020	JAN - MAR 2021	JAN - MAR 2020	JAN - MAR 2021
N3- B2(b)	Tractors with suitable Trailers	147	2	527	652	0	0
N3- B2(c)	Tractors with suitable Trailers	684	574	1319	580	44	88
N3- B2(d)	Tractors with suitable Trailers	2567	4548	1712	3920	10	13

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.